24 February 2000

Ref: 14/00

BHP BOARD APPOINTMENT

The Broken Hill Proprietary Company Limited (BHP) today announced the appointment of David Jenkins to the Board, effective 1 March 2000. He joins BHP after a long and distinguished career with The British Petroleum Company, now BP Amoco.

Announcing the appointment, BHP Chairman Don Argus said the Board was fortunate to have secured a person with Dr Jenkins' depth of experience in the petroleum business.

"Dr Jenkins brings to our Board extensive experience in petroleum exploration and upstream technology, as well as a broad knowledge of electronic commerce and executive management in a major oil corporation. Dr Jenkins will be a great asset to our Board", Mr Argus said.

Dr Jenkins spent 37 years with BP. He joined that company as a geologist and became Chief Geologist and General Manager for BP's worldwide exploration activities, Chief Executive Technology for BP Exploration, and Chief Technology Advisor for the BP Group. Since retiring from BP in late 1998 he has been a consultant to a number of oil industry and technology clients and a company director.

Contact:

Media Relations Mandy Frostick, Manager Media Relations Melbourne

Ph: +61 3 9609 4157

Mob: +61 419 546 245

Investor Relations Dr Robert Porter, Vice President Investor Relations Melbourne

Ph: +61 3 9609 3540

Mob: +61 419 587 456

Pierre Hirsch

BHP Investor Relations

San Francisco

Tel: +1 415 774 2030

CV

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JENKINS, David AL

Director BHP, 2000

Career

Director of Chartwood Resources Ltd. 1998 - Present, Chief Technology Advisor BP Group 1997-1998, Director Technology BP Group 1997, Chief Executive Technology BP Exploration 1988-1997, General Manager for BP Exploration world-wide 1984-1988, BP Canada Senior Vice President Exploration and Production 1982-1984, Chief Geologist for BP Exploration world-wide 1979-1982, Exploration roles around the world 1961-1979, The British Petroleum Co. Ltd 1961-1998.

Board Level Positions Held

Board Member Ranger Oil Limited, Geonet Energy Services Inc, The Information Store, Advisory Board member Landmark Graphics Corporation, Advisory Council member Consort Resources Limited, Technology Advisory Council member BP Amoco.

Committees, industry bodies & professional associations

Member of Technology Advisory Committee to US Dept of Energy, Former Vice President and currently European Region President American Association of Petroleum Geologists, Geological Society of London, Colorado School of Mines Petroleum Advisory Board.

Personal

Born: 5 December 1938.

Education: BA Natural Sciences, Clare College, Cambridge; Petroleum Engineering, Colorado School of Mines, Colorado; PhD Geology Cambridge University.

Spouse: Evanthia.

Children: 2 sons.